UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of Earliest Event Reported):

January 7, 2026 (December 31, 2025)

Standard Dental Labs Inc.
(Exact name of issuer as specified in its Certificate of Formation)

Nevada	88-0411500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

424 E Central Blvd #308, Orlando, FL 32801, USA
(Full mailing address of principal executive offices)

407-789-1923
(Issuer’s telephone number)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Standard Dental Labs Inc., a Nevada corporation (the “Company”), entered into an asset purchase agreement (the “Asset Purchase Agreement”), dated as of November 4, 2025, by and between the Company and Dream Dentistry Labs, LLC, a Florida limited liability company (the “Seller”) pursuant to which the Seller agreed to sell and the Company agreed to buy certain of its assets to the Company (the “Transaction”) for a total consideration of $800,000 (the “Gross Consideration”) consisting of (i) cash and (ii) common stock of the Company.

On December 31, 2025, the Company and the Seller entered into Amendment No. 1 to the Asset Purchase Agreement (“Amendment No. 1”) to extended the end date of the Asset Purchase Agreement from December 31, 2025 to January 7, 2026 (the “End Date”). Other than extending the End Date of the Asset Purchase Agreement, Amendment No. 1 did not otherwise amend, alter or revise any of the terms and conditions of the Asset Purchase Agreement, as previously disclosed in the Company’s Form 1-U filed with the Commission on November 10, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD DENTAL LABS INC.

By:   /s/ James D. Brooks

      James D. Brooks

      President

Date:    January 7, 2026

Exhibit Index

Exhibit No.	Description
6	Amendment No. 1 to Asset Purchase Agreement, by and between the Company and Seller, dated December 31, 2025

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